FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Special Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For the month of July, 2003

Centerpulse Ltd.

(Translation of registrant’s name into English)

Andreasstrasse 15

CH-8050 Zurich

Switzerland

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                                Form 20-F              X                                             Form 40-F              ___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes________                                                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.)

                Centerpulse Ltd. is filing this Report on Form 6-K to furnish its 2002 Annual Report, which Annual Report is attached hereto as Exhibit 99.1

99.1                      2002 Annual Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

CENTERPULSE LTD.

By:	/s/ David S. Wise
David S. Wise
Authorized Representative

Date:  July 10, 2003

EXHIBIT INDEX

Exhibit	Description
99.1	2002 Annual Report